UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Harmony Turbines, Inc.

Legal Status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction:*
>
> Pennsylvania
>
> *Date of Incorporation:*
>
> August 11, 2020

Website:

https://HarmonyTurbines.com

Address:

201 N 5th Avenue Building 6, Lebanon, PA 17042

Phone Number:

717-550-1298



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Harmony Turbines, Inc. a Pennsylvania corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://HarmonyTurbines.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Harmony Turbines, Inc. is a Pennsylvania C corporation.

The Company is located at: 201 N 5th Avenue Building 6, Lebanon, PA 17046

The company website is: https://HarmonyTurbines.com

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Harmony Turbines, Inc. is focusing on the development of wind turbines sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique designs are being developed and tested by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Pennsylvania on August 11, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Christopher Moore who is a Cofounder, head inventor and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Christopher Moore although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Christopher Moore or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes,

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of products, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality 11 standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. We are vulnerable to fluctuations in the price and supply of parts, materials, and freight. The prices of the parts, materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may be required to recall certain of our products should they be tampered with or damaged or manufactured defects.

We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

As we are currently generating a new market for our products, this makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Conflict of Interest: the Company has transacted with a related party

The Company has entered into an arrangement whereby an Affiliate will pay the Company for use of its machines and facilities to manufacture parts on behalf of third parties. This relationship has not been entered into at an arm's-length basis, and the Company may or may not have achieved more favorable terms than if the Company engaged an unrelated machining operator for this service. Such conflicts could result in control persons of the Company advancing their economic interests or the economic interests of the Affiliate above those of the Company, which could adversely impact the value of the Company's stock.

There are risks related to certain corporate actions.

Events such as: corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and Share repurchases, may disproportionately affect minority shareholders. The effects may include, but may not be limited to, the dilution of the value of Shares and the loss of the holder's voting rights, if any were available. Furthermore, there is a risk that future financing activities may result in pricing the Company's Shares below the price at which they were originally purchased.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is focusing on the development of wind turbines sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique designs are being developed and tested by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Business Plan

Harmony Turbines, Inc. is focusing its 2024-2025 efforts on finalizing development of a 400w turbine that incorporates the company's proprietary patented furling mechanism and generator designs. An ALPHA unit has been installed on the rooftop of Harmony Turbines headquarters that allows real-time observation (via video camera), collection of data, testing of the furling mechanism, and testing of various off-the-shelf generators as well as Harmony's own proprietary generator designs. Development of a simplified axial flux generator has begun and when it's complete, they will begin gathering test data reflecting the performance of the turbine and generator. Development and iterative testing will continue on both technologies (turbine and generator) using their ALPHA unit(s) until management believes the product is viable for BETA testing and pre-orders. Once the company is satisfied with their testing results, it plans to partner with larger more established organizations to facilitate mass production and further research on variations to incorporate into the turbine and generator to meet the broader consumer demand. The Company plans to initially target the residential clean energy market.

History of the Business

Founded on August 11, 2020, Harmony Turbines Inc shortly afterwards opened a Reg CF campaign in 2020-2021 and raised $189,159 The monies raised from the first campaign were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units. In late 2021 to early 2022, a second Reg CF campaign was opened and successfully raised $218,765 USD. The monies from the second campaign were used to continue the development of turbine units, as well as to compensate Christopher Moore, Chief Executive Officer as an employee, and also hire a Chief Operations Officer, beginning June 2022. In the fall of 2022 through the spring of 2023, a third Reg CF campaign was initiated that successfully raised $1.93M USD. Part of the monies from the third campaign were used during 2023-2024 for hiring personnel, moving to a larger facility conducive to future low-volume production, and the continued development and testing of both the 400w turbine and the accompanying generator. In August of 2024, a fourth Reg CF campaign was initiated and is ongoing. $325,913 was successfully raised during 2024. Part of the monies from the fourth campaign were used during 2024 towards continued research, development, and employment expenses such as salaries and benefits.

The Company's Products and/or Services

With the focus on convenience, ease of use, features, and cost, the Company's goal is to become the next global standard in residential and small-scale wind power generation. Current residential wind turbines tend to be incredibly expensive, ugly, noisy, and prone to destruction in severe weather. Not only does the Company believe their wind turbines will be a more affordable, quieter, and sleeker solution, but their new furling technology will protect their units in high winds that shut down or destroy competing technologies. Their variable air-gap generator design is expected to allow wind turbines to work in wind speeds as low as 1-2 miles per hour, producing full power at much lower RPM's without need of gearing.

Machining Services

The Company intends to conduct contract machining jobs for affiliate Creating Moore LLC (the "Affiliate"), while the Company prepares its VAWT and generator technologies for production and marketing. The Affiliate will provide the Company with machining opportunities to create parts for third parties on behalf of the Affiliate. The Affiliate will pay the Company a fee for each completed machined part created.

The Company intends to use revenues derived from the machining services toward offsetting the operational costs of the Company as it continues developing its VAWT and generator technologies. As the Company ramps up its use of these machines for production of the VAWT and generator technologies, the Company plans to wind down its manufacturing services for third parties if needed.

Competition

It is management's belief that the market for residential wind turbines is currently very small with a large potential. When a consumer searches for a wind turbine for their home or property, there are very few options available, ranging from an inexpensive turbine from a foreign country that is damaged in high winds, to very expensive and inefficient options that require HOA or township approvals. Harmony Turbines believes that the price and features their turbines introduce to the marketplace will be attractive to the average home-owner and also challenge HOAs and townships to reconsider current regulations on the installation and use of wind turbines in their jurisdictions. As home battery storage systems continue to improve at astounding rates, Harmony Turbines believes consumers are already or will soon be looking for ways to fill their home batteries with clean energy sources, including the harvesting of wind energy.

Intellectual Property

Harmony Turbines, Inc has two fully granted patents US 10,724,502 and US 11,149,715

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

Name: Christopher Moore

Position: Chief Executive Officer

      Dates of Service: August, 2020 - Present

Position: President

      Dates of Service: August, 2020 - Present

Relevant Background: Chris is an entrepreneur, inventor, and tinkerer. Chris has a Bachelor's Degree in Psychology from Pennsylvania State University, has worked as a programmer analyst in the healthcare system for nearly 30 years, and has been working with clean energy technologies for over 24 years. His introduction to clean energy technology was in 1998 when he started his OUPower.com website, working with gravity engines, hydroxy, pulse motors, and electromagnetic technologies. Chris's dream has always been to do whatever he can to help make the world and our lives better than they are today.

August 2020 – Present Chris is CEO at Harmony Turbines. His responsibilities include overall management of fundraising and product design, development and testing, as well as overseeing operational, financial and administrative functions. He is not only heavily involved in the CAD design of the prototypes, but also in the CAM programming and machining of parts needed for them.

February 2017 – Present - Creating Moore LLC. Chris is sole owner and operator of this company; he is responsible for overall management and operations of the company and for generating leads for machining jobs and contracting the jobs to machine shops, specifically to Harmony Turbines Inc. Creating Moore LLC is engaged in research and development activities and machining custom parts for third parties.

August 2007 – May 2022 Chris worked at Penn State Health as a Lead Programmer Analyst. He was responsible for providing programming and applications support for various internal departments including Human Resources and Payroll.

Name: Cheryl Moore

Position: Chief Operations Officer

> Dates of Service: June, 2022 - Present

Position: Board Treasurer

> Dates of Service: August, 2020 – Present

Position: Board Secretary

> Dates of Service: February, 2024 – Present

Relevant Background: Cheryl has amassed over 25 years of office, human resources, information technology, and analytics experience. Cheryl has a Master's Degree in Information Systems from Pennsylvania State University, with a Bachelor's Degree in Human Resources Management from Messiah College. She has previously owned and managed two LLC's. Her business experience includes managing personnel, accounting, taxes, HR and various other aspects of running a business.

June 2022 – Present Cheryl is Chief Operations Officer at Harmony Turbines and is primarily responsible for all administrative tasks in the organization, including customer / investor relations, bookkeeping, working with legal counsel, insurances, Human Resources, payroll, benefits administration, website administration, creating promotional and update videos and social media posts, and handling of all merchandise orders. She also occasionally assists with prototype development, assembly and testing.

June 2022 – October 2022 Cheryl worked on a per diem consultant basis, providing support as a Systems Analyst and training her replacements.

June 2014 – May 2022 Cheryl worked at Penn State Health as a Systems Analyst; she was responsible for data and reporting for the Department of Radiology and provided computer applications and hardware support to the department as well.

Officers

Officers at Harmony Turbines Inc are Christopher Moore and Cheryl Moore. Please reference the information provided in the "Directors" section above for details regarding their offices, dates of service and responsibilities with the company.

Employees

The Company currently has 6 full-time W-2 employees in Pennsylvania.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

The Company has offered securities through four (4) different Regulation CF offerings previously, described further below:

First Regulation CF Offering – August 21, 2020

On August 21, 2020, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered Simple Agreement for Future Equity ("SAFE") securities through the offering and successfully raised $189,157, which represented 396 SAFE securities. The funds raised were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units of the Company's VAWT product. These SAFE securities have been converted into 874,383 shares of preferred stock.

Second Regulation CF Offering – August 9, 2021

On August 9, 2021, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered SAFE securities through the offering and successfully raised $218,700, which represented 358 SAFE securities. The funds raised were used to continue the development of VAWT units, as well as to provide salaries for Christopher Moore, as the Company's Chief Executive Officer, and for Cheryl Moore, as the Company's Chief Operations Officer. These SAFE securities have been converted into 436,216 shares of preferred stock.

Third Regulation CF Offering – October 13, 2022

On October 13, 2022, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of preferred stock through the offering and successfully raised $1,931,925.21, which represented 1,804,603 shares of preferred stock. The funds raised have been used for hiring additional personnel, for moving to a larger facility conducive to future low-volume production, and for finalizing development and testing of both the VAWT unit and accompanying generator design. Additionally, 182,374 shares of preferred stock were issued to investors as incentives for their early investment, and 52,027 shares of preferred stock were issued as remuneration for services related to hosting and administration of the Regulation CF offering.

Fourth Regulation CF Offering – August 1, 2024

On August 1, 2024, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of preferred stock through the offering and successfully raised $325,913 during 2024, which represented 217,275 shares of preferred stock. The offering continued into 2025 and is ongoing as of the date of this report. Funds raised have been used for hiring additional personnel and for finalizing development and testing of both the VAWT unit and accompanying generator design. Additionally, 19,155 shares of preferred stock were issued to investors as incentives for their early investment, and 6,518 shares of preferred stock were issued as remuneration for services related to hosting and administration of the Regulation CF offering.

Classes of Stock

The Company has authorized 19,000,000 shares of common stock, with 10,000,000 shares of common stock outstanding. The Company has also authorized 10,000,000 shares of preferred stock, with 3,612,551 shares of preferred stock outstanding. There are no other outstanding securities of the Company.

Comparison of the Classes of the Company's Stock

The Shares of preferred stock are entitled to receive payment of dividends prior to any payment of dividends to holders of shares of common stock. However, the Shares of preferred stock do not carry voting rights, while shares of common stock carry with them the right to elect Directors and to vote on each and every other corporate matter, except as otherwise may be required by law.

Modification of Terms

Rights of the Shares may be modified by the affirmative vote of: (i) the holders of a majority of the issued and outstanding shares of common stock; or (ii) with respect to matters which are not by statute committed expressly to holders of shares of common stock, a majority of the Directors.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Ownership

Christopher Moore, Founder, is majority owner, owning 100% of all voting securities (common stock). This equates to an overall 73.4% ownership of all Harmony Turbines Inc securities (voting and non-voting combined).

VALUATION OF COMPANY'S SECURITIES
Valuation Details

The Company has valued its securities based on an internal valuation of its intellectual property and planned operations. This valuation has been set by management of the Company and is not based on any third-party valuation appraisal.

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

OPERATIONS
Founded on August 11, 2020, Harmony Turbines Inc shortly afterwards opened a Reg CF campaign in 2020-2021 and raised $189,157. The monies raised from the first campaign were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units. In late 2021 to early 2022, a second Reg CF campaign was opened and successfully raised $218,700 USD. The monies from the second campaign were used to continue the development of turbine units, as well as to compensate Christopher Moore, Chief Executive Officer as an employee, and also hire a Chief Operations Officer beginning June 2022. In the fall of 2022 through the spring of 2023, a third Reg CF campaign was initiated that successfully raised $1.93M USD. Part of the monies from the third campaign were used during 2023 for hiring personnel, moving to a larger facility conducive to

future low-volume production, and the continued development and testing of both the 400w turbine and the accompanying generator. In August of 2024, a fourth Reg CF campaign was initiated and is ongoing. $325,913 was successfully raised during 2024. Part of the monies from the fourth campaign were used during 2024 for continued research, development, and employment expenses such as salaries and benefits.

The company is pre-revenue. Revenues are expected to come after the research, development and testing are complete and sales commence. The company is currently dependent on proceeds raised through its securities sales, however in the meantime, it is doing contract manufacturing jobs as a minor source of revenue.

Liquidity and Capital Resources

Cash on hand over the years was as follows.

2024 - $384,047

2023 - $893,261

2022 - $474,598

2021 - $2,655

2020 - $46,373

The decrease seen in 2024 is due to increased expenses related to Research and Development as well as employment expenses such as salaries and benefits.

Outstanding Indebtedness

The company has no outstanding indebtedness.

Trends and Uncertainties

Management anticipates the continuation of development and testing of their turbine and generator technologies throughout 2025 and projects pre-orders for BETA units to begin by late 2025 or early 2026.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are summarized below and attached hereto as Exhibit A.

	Most Recent Fiscal Year-end (2024 Audited)	Prior Fiscal year-end (2023 Audited)
Total Assets:	$749,802	$1,178,896
Cash & Cash Equivalents:	$384,047	$892,310
Accounts Receivable:	$18,479	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales:	$39,396	$24,274
Cost of Goods Sold:	$0	$5,638
Taxes Paid:	$0	$0
Net Income:	-$694,096	-$690,822

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

> Christopher Moore – CEO – $104,000/year salary

> Cheryl Moore – COO - $72,800/year salary

> Hannah Salmeron – Assistant Office Manager - $27.00/hour, representing $21,011.13 during 2024*

*Hannah Salmeron is the Company's Assistant Office Manager and the daughter of Chief Executive Officer Christopher Moore

Also, a related party will pay the Company for use of the Company's resources to manufacture parts for third parties, further described in the 'Conflicts of Interest' subsection, below.

Conflicts of Interest

The Company intends to conduct contract machining jobs for affiliate Creating Moore LLC (the "Affiliate"), which will provide the Company with machining opportunities to create parts for third parties on behalf of the Affiliate. The Company will receive a fee for each completed machined part created.

Christopher Moore is a control person with both the Company and the Affiliate. While the Company will not pay the Affiliate fees through this relationship, and instead will receive payments from the Affiliate, the Company has not negotiated this arrangement at arm's length and is subject to a conflict of interest.

The management of the Company believes that this arrangement with its Affiliate is favorable to the Company, as it will provide an opportunity for an alternative source of revenue while research and development of the Company's turbines is ongoing.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2025

Harmony Turbines Inc

By: _____

Christopher Moore, President / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

_____

President / CEO

4/23/2025

_____

Secretary & Treasurer / COO

4/23/2025

Harmony Turbines, Inc.
Financial Statements
As of December 31, 2024

With Independent Auditor's Opinion

Table of Content	Page #



Report on the Audit of the Financial Statements

To the Shareholders of,
Harmony Turbines, Inc.

Opinion

We have audited the financial statements of Harmony Turbines, Inc. which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Harmony Turbines, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has recurring losses and did not generate enough revenue in the year 2024 to cover all operational expenses. As the entity has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management has evaluated the events and conditions, and it's plan regarding these matters are al described in Note 2. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Harmony Turbines, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Harmony Turbines, Inc.'s internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Harmony Turbines, Inc.'s ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Faiza Mehmood -CPA (123730)

FM Financial Services LLC
Sugar Land, Texas, 77478
Date: April 22, 2025

4

Harmony Turbines, Inc.
Comparative Statement of Financial Position
As of December 31, 2024

Assets		2024		2023
Current Assets				
Cash and Cash Equivalents	$	384,047	$	892,310
Inventory		5,828		6,626
Other Receivables		18,479		
Prepaid and Deposits		985		3,385
Total Current Assets	$	**409,340**	$	**902,322**
Non-Current Assets				
Equipment and Furniture (Net)	$	340,462	$	276,575
Total Non-Current Assets	$	**340,462**	$	**276,575**
Total Assets	$	**749,802**	$	**1,178,896**
Liabilities and Equity				
Current Liabilities				
	$	971	$	332
Total Current Liabilities	$	**971**	$	**332**
Total Liabilities	$	**971**	$	**332**
Equity				
Common Stock -				
Issued and Outstanding (10,000,0000)				
Series Seed Preferred Stock -				
Issued and Outstanding (3,612,551)				
Additional Paid in Capital (Net of Fees)	$	2,664,762	$	2,400,141
Retained Earnings		(1,915,932)		(1,221,732)
Total Equity	$	**748,831**	$	**1,178,409**
Total Liabilities and Equity	$	**749,802**	$	**1,178,896**

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.
Comparative Statement of Operations
For the Period Ended December 31, 2024

	2024	2023
Revenue		
Revenue (Net)	$ 30,623	$ 21,440
Total Revenue	$ 30,623	$ 21,440
Cost of Sales	$ 798	$ 5,805
Gross Profit	$ 29,825	$ 15,635
Operational Expenses		
Sales and Marketing Expenses	$ 73,144	$ 98,156
Administrative Expenses	$ 659,549	$ 611,135
Total Operational Expenses	$ 732,693	$ 709,291
Net Profit/(Loss) before Tax	$ (702,868)	$ (693,656)
Other Income	$ 8,773	$ 2,834
Net Profit and Loss	$ (694,096)	$ (690,822)
Loss per share	$ (0.07)	$ (0.07)

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.
Statement of Changes in Equity
As of December 31, 2024

	Common Stock Shares	preferred non-voting Reg CF Shares	Additional Paid in Capital	Retained Earnings	Total
As of December 31, 2022	10,000,000	1,997,572	$ 1,038,999	$ (530,859)	$ 508,140
New issuance		1,372,031	$ 1,361,142		$ 1,361,142
Net Income/(Loss)				$ (690,822)	$ (690,822)
As of December 31, 2023	10,000,000	3,369,603	$ 2,400,141	$(1,221,836)	$ 1,178,460
New issuance		242,948	$ 264,621		$ 264,621
Net Income/(Loss)				$ (694,096)	$ (694,096)
As of December 31, 2024	10,000,000	3,612,551	$ 2,664,762	$(1,915,932)	$ 748,986

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.
Comparative Statement of Cash Flow
For the year ended December 31, 2024

		2024		2023
Operating Activities				
Receipts from customers	$	30,630	$	8,356
Payments to suppliers and employees		(690,917)		(698,998)
Cash receipts from other operating activities		8,763		15,920
Cash payments from other operating activities		(43,188)		(15,934)
Net Cash Flows from Operating Activities	$	(694,712)	$	(690,655)
Investing Activities				
Proceeds from sale of property, plant and equipment	$	48,462	$	35,218
Payment for property, plant and equipment		(112,350)		(292,508)
Other cash items from investing activities		(15,282)		6,353
Net Cash Flows from Investing Activities	$	(79,169)	$	(250,937)
Financing Activities				
Other cash items from financing activities	$	263,947	$	1,360,255
Net Cash Flows from Financing Activities	$	263,947	$	1,360,255
Net Cash Flows	$	(509,934)	$	418,662
Cash and Cash Equivalents				
Cash and cash equivalents at beginning of period	$	893,261	$	474,598
Net cash flows		(509,213)		418,662
Cash and cash equivalents at end of period		384,047		893,261
Net change in cash for period	$	(509,213)	$	418,662

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.
Notes to the Financial Statements
As of December 31, 2024

Note 1 - Nature of the Entity

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical. Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Note 2 - Going concern and management's plans

The accompanying balance sheet has been prepared on a going concern basis. The Company is in a pre-revenue stage and has not yet commenced principal operations. It has incurred recurring losses since inception and may continue to generate losses during the next twelve months. The Company's ability to continue as a going concern is dependent upon its ability to generate more revenues and/or secure financing sufficient to meet its obligations as they become due.
Management has developed and initiated a phased operational plan for 2025–2026 to address these uncertainties. The Company has begun real-world testing of its first permanent ALPHA unit and is developing a custom axial flux generator to pair with it. Upon successful completion of beta testing, the Company plans to initiate early-stage sales of Harmony Turbines.

In the interim, the Company is dependent on capital raised through securities offerings and is supplementing this with minor revenue streams from contract manufacturing work. These activities form part of the Company's strategy to generate cash flows and support its long-term viability.

While management believes these plans will enable the Company to continue operations, there can be no assurance that such efforts will be successful.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S., along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

Note 4 - Summary of significant accounting policies

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization

The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts

Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation

Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements

The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes

Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities

Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, savings accounts and Money Market accounts. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. The company, from time to time. may have the cash in any bank that is more than $250,000.

Inventories

The inventory account is several purchases of merchandise that were customized for the entity with logos to sell it through website. The merchandise includes t-shirts, hats, mugs and sweatshirts.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2024, and 2023, is $43,188 and 15,934 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2024, and 2023.

Net loss per share

Net earnings or loss per share are computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.

Note 5 - Income Taxes

The Harmony Turbines, Inc. is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been. recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income. generated in future years.

Total Net operating loss as of December 31, 2024, and December 31, 2023, is $1,987,793.83 and 1,221,836.

Note 6 - Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company keep the funds into the money market account, and the funds are distributed across multiple accounts. Therefore, none of the accounts has more than $250,000 in them at any given time.

Note 7 - Revenues

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)   Identify the contract with a customer

2)   Identify the performance obligations in the contract

3)   Determine the transaction price

4)   Allocate the transaction price to performance obligations in the contract

5)   Recognize revenue as the performance obligation is satisfied.

Note 8 - Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, are $73,144 and $98,156 respectively which is included in sales and marketing expenses.

Note 9 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 10 - COVID-19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Note 11 - Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 12 - Property and Equipment

Property and Equipment consist of Furniture and Fixture, Machinery and Equipment, vehicle and leasehold improvements. As of December 31, 2024, the depreciation expense was $43,188.

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	25-50
Vehicles	5
Furniture and office equipment	7
Software and computer equipment.	3-5

Note 13 - Related Party Transactions

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

Note 14 - Capitalization and Equity Transactions

As of December 31, 2024, Total Common stock issued and outstanding is 10,000,000.

Preferred stock

As of December 31, 2024, Total Preferred stock issued and outstanding is 3,612,551.

Equity Offerings

The entity has raised approximately $2,664,762 from various investors through Preferred non - voting Reg CF offering.

Note 15 - Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Note 16 - Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 17 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2025, which is the date the financial statements were issued.

Harmony Turbines, Inc.
Schedule for Operational Expenses
As of December 31, 2024

Operating Expenses

Accounting Fees	$ 1,727
Advertising	73,144
Audit Fees	4,051
Automobile: Fuel & Oil	278
Automobile: Registration & Insurance	1,386
Automobile: Repairs & Maintenance	99
Bad Debt Expense	(26)
Bank Service Charges	41
Building: Rent	33,240
Building: Repairs and Maintenance	1,495
Building: Utilities	14,173
Business License and Fees	500
Charitable Contributions	25
Contract Manufacturing Expense	187
Depreciation	43,188
Dues and Subscriptions	30
Employee Benefits	42,661
Equipment: Fuel	54
Equipment: Repairs and Maintenance	24,040
Equipment: Safety	375
Equipment: Small Computer	3,671
Equipment: Small Shop Appliances	3,980
Insurance: Commercial Umbrella	550
Insurance: Directors and Officers	3,604
Insurance: Property and Liability	10,734
Insurance: Workers Compensation	2,700
KoreConX Raise	11,793
Lease Expense	201
Legal Fees	2,275
Meals: Clients	670
Meals: Staff	1,615
Merchant Fees	307
Patent Expenses	400
Payroll Tax Expense	31,120
Postage and Delivery	80
Product Discount (non-taxable)	23
Professional Fees	2,738
Recruiting Expenses	71
Research & Development	24,174
Service Expenses	750
Shipping: Online Store	188
Small Furniture Expense	7,423
Software	2,178
StartEngine Raise	(30,760)
Supplies: Computer	851
Supplies: Machine Tooling	11,316
Supplies: Office	958
Supplies: Shop	5,042
Telephone and Internet	3,057
Training and Conferences	59
Travel & Mileage	1,923
Wages and Salaries	388,324
Warranty Expenses	12
Total Operating Expenses	**$ 732,693**

NOTE 1 – GENERAL

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

SAFE Notes
The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors during the years ended December 31, 2022, 2021 and 2020. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors' rights). The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company. This provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. The SAFE notes are recorded as a long-term liability at their estimated fair value. See Note 7 for more information.

The Company authorized 10,000,000 shares of preferred stock. All SAFE notes have been converted to preferred shares effective November 2022, representing 1,310,599 of the total 3,612,551 shares of preferred stock outstanding. No SAFE notes remain outstanding as of the year ending December 31, 2024.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time the Harmony Turbines, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. As of December 31, 2023 and 2022 there are no claims or legal proceedings pending or asserted against the Company. In the opinion of management, there are no issues pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 19,000,000 shares of our common stock with no par value. As of December 31, 2024 and 2023, both years the Company had 10,000,000 shares of common stock outstanding, to the Founder.

Preferred Stock
We have authorized the issuance of 10,000,000 shares of our preferred stock with no par value. For the year ending December 31, 2024 the company had 242,948 outstanding shares of preferred stock, raising $325,913. For the year ending December 31, 2023 the company had 1,372,031 outstanding shares of preferred stock, raising $1,282,465.

As of December 31, 2022, 2021 and 2020 the company raised $218,700, $92,391 and $96,766 respectively in SAFE notes that were converted to preferred stock effective 2022, representing 1,310,599 shares.

As of December 31, 2024 and 2023, the company had 3,612,551 and 3,369,603 outstanding respectively.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss for the period from Inception through December 31, 2024. The Company's ability to continue is dependent upon management's ability to achieve profitable operations and raise additional funds. In the opinion of management, the revenue gained from contracted machining as well as the planned sale and issuance of preferred stock, will give the company sufficient capital resources to carry the company through to the production cycle and revenue stage, currently estimated to be in 2026 or 2027. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SAFE NOTES

The Company has issued Simple Agreement for Future Equity ("SAFE") notes to investors. For December 31, 2022, 2021 and 2020, the Company issued SAFE notes to investors in exchange for aggregate proceeds of $218,700, $92,391 and $96,766 respectively. The SAFE notes allow the investors to participate in future equity financing through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFE notes settle into a number of preferred shares equal to the invested amount of the SAFE note divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control or an initial public offering (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE note, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE notes.

The Company determined that the SAFE notes are not a legal form of debt (i.e., no creditors' rights). The SAFE notes include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. As of December 31, 2022, 2021 and 2020 the estimated fair value of the SAFE notes was $218,700, $92,391 and $96,766 respectively.

All SAFE notes issued in years ending December 31, 2022, 2021 and 2020 converted into shares of the Company's preferred stock effective November 2022. No SAFE notes remain outstanding as of the year ending December 31, 2024.

Conversion or Cash-out Events

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the Company. In the event of a sale of the Company or upon closing of the Business Combination, the SAFE notes will convert into common shares. The number of shares of preferred stock will be determined by the issuance price of the SAFE notes and the applicable discount on the conversion shares, or valuation cap. There was a 10% discount associated with the SAFE issued during the years ended December 31, 2021 and 2020 that was not triggered due to the valuation cap being greater.

In the event of a liquidity event (i.e., a change of control or initial public offering, including a Special Purpose Acquisition Company "SPAC" initial public offering), SAFE note holders will be treated as follows: (i) if in connection with the consummation of a SPAC involving SRAC, the price per share equal to the base value divided by the liquidity capitalization, and multiplied by the discount rate, or (ii) in all other cases, the SAFE note holders will receive the lesser of (x) the price per share equal to the fair market value of the Common Stock at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate or (y) the post-money valuation cap divided by the liquidity capitalization.

All SAFE notes issued in years ending December 31, 2022, 2021 and 2020 converted into shares of the Company's preferred stock effective November 2022. No SAFE notes remain outstanding as of the year ending December 31, 2024.

Preference Upon Dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be treated like a holder of standard non-participating Preferred Stock.

All SAFE notes issued in years ending December 31, 2022, 2021 and 2020 converted into shares of the Company's preferred stock effective November 2022. No SAFE notes remain outstanding as of the year ending December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 23, 2025. There have been no events or transactions during this time which would have a material effect on these unaudited financial statements.

I, **Christopher T Moore**, the **Chief Executive Officer** of **Harmony Turbines Inc**, hereby certify that the financial statements of **Harmony Turbines Inc** included in this Form are true and complete in all material respects.

_____ (Signature)

Chief Executive Officer_____ (Title)

4/23/2025_____ (Date)